UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           Liberty Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   531281 10 3
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                                 (CUSIP Number)

                             Walter M. Epstein, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 23, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 531281 10 3                                                PAGE 2 of 6
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Atalanta Selective Fund Number Six Limited Partnership

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2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Source of Funds*

      WC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      Nevada
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                  7     Sole Voting Power
  Number of
   Shares               456,300(1)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        456,300(1)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      456,300(1)
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares *|_|


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13    Percent of Class Represented By Amount in Row (11)

      9.09%
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14    Type of Reporting Person*

      PN
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                 * SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

(1) L. MARK NEWMAN IS THE OWNER OF A 70% INTEREST IN, AND THE GENERAL PARTNER OF, ATALANTA SELECTIVE FUND NUMBER SIX LIMITED PARTNERSHIP.

CUSIP No. 531281 10 3                                                PAGE 3 of 6
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      L. Mark Newman

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2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Source of Funds*

      Not Applicable
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      United States
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                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             456,300(1)
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        456,300(1)
                        --------------------------------------------------------

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      456,300(1)
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares *|_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.09%
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14    Type of Reporting Person*

      IN
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                 * SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

(1) 456,300 SHARES OF COMMON STOCK ARE OWNED BY ATALANTA SELECTIVE FUND NUMBER SIX LIMITED PARTNERSHIP. L. MARK NEWMAN IS THE OWNER OF A 70% INTEREST IN, AND THE GENERAL PARTNER OF, ATALANTA SELECTIVE FUND NUMBER SIX LIMITED PARTNERSHIP.

CUSIP No. 531281 10 3                                                PAGE 4 of 6
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Atalanta Selective Fund Number Six Partnership (the "Partnership") purchased the following shares of Common Stock of Liberty Technologies, Inc., a Pennsylvania corporation ("Liberty") on the following dates for the following amounts:

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                  Shares              Date                  Amount
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                  20,000             7/28/97             $81,650.00
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                   2,000             8/8/97                7,060.00
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                   1,500             8/13/97               5,295.00
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                   2,000             8/20/97               7,310.00
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                   4,800             8/21/97              17,244.00
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                  40,000            10/23/97             162,500.00
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                     400            12/31/97                 912.00
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                   5,400             1/16/98              11,751.75
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The purchase prices of these shares of Common Stock were paid for with
Partnership funds. None of these shares of Common Stock were purchased with borrowed funds.

CUSIP No. 531281 10 3                                                PAGE 5 of 6
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      According to Liberty's most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, as of November 13, 1997, Liberty had 5,020,239 shares of Common Stock issued and outstanding. The Partnership holds of record, and may be deemed to "beneficially own," within the meaning of Act, 456,300 shares of Common Stock representing "beneficial ownership," within the meaning of the Act, of approximately 9.09% of the total Common Stock outstanding.

      The Partnership has sole power to vote, dispose of and direct the disposition of all of the shares of Common Stock held by the Partnership. Mr. Newman is the owner of a 70% interest in, and the General Partner of, the Partnership. Accordingly, Mr. Newman may be deemed the "beneficial owner," within the meaning of the Act, of the Common Stock held by the Partnership.

      During the period from July 7, 1997, when the initial Schedule 13D was filed and the date hereof, the Partnership purchased 76,100 shares of Common Stock for $293,722.75.

      No entity other than the Partnership is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D.

CUSIP No. 531281 10 3                                                PAGE 6 of 6
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                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.


Dated:  January 21, 1998

                                      ATALANTA SELECTIVE FUND NUMBER SIX LIMITED
                                      PARTNERSHIP


                                      By: /s/ L. Mark Newman
                                          --------------------------------------
                                          L. Mark Newman, General Partner


                                      /s/ L. Mark Newman
                                      ------------------------------------------
                                      L. Mark Newman, individually